Our date	Our reference	Your date
2002-01-18	UIM	
Administrative officer		**Your reference**
Unn Iren Moheim, +47 51 99 44 02		

STATOIL

Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA

02015053

SUPPL

02 FEB 12 AM 8:47

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period October 1 – December 31, 2001 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Unn Iren Moheim
Compliance Officer
uim@statoil.com

dw 2/12

Enclosure
(Press releases and report – Third quarter 2001)

02 FEB 12 AM 8:17

Pol and buys Norwegian gas

29 A ugust 2001: The state-owned Polish Oil & Gas Company (POGC) and Norway's Gas Negotiating Committee (GFU) have agreed on the terms concerning long-term deliveries of Norwegian gas. The agreeement entails deliveries of 74 billion cubic metres of gas over a 16-year period.

The agreement, which is expected to be signed very soon, requires approval by the authorities.

If the total volumes are not sufficient to realise the proposed transport solutions for gas to Poland, the Norwegian companies which will supply the gas, can withdraw from the agreement.

Due to start in 2008, these deliveries are scheduled to build up over three years to a plateau of five billion cubic metres per annum until 2024.

The deal has been negotiated by the GFU with the participation of Statoil, Norsk Hydro, Norske Shell, ExxonMobil and TotalFinaElf. Which fields will deliver the gas is to be decided later.

"This is a breakthrough for Norwegian gas deliveries to Poland. It is a good agreeement, similar to other agreements in Statoil's portfolio," says Thor Otto Lohne, vice president for marketing in Statoil's Natural Gas business area.

The contract replaces a small agreement covering 500 million cubic metres per annum from 2000 to 2006 negotiated by the POGC and the GFU last year.

The Poles consumed 11.1 billion cubic metres of natural gas in 2000, with Russia accounting for 6.9 billion cubic metres of this total.

Deliveries under the new contract will require the creation of an export solution from Norway to Poland.

One option is to lay a 1 100-kilometre submarine pipeline through the Skagerrak channel between Norway and Denmark, and tying this to the Polish gas network at Niechorze on the Baltic coast.

Such a line could also supply other markets, including Norway's Grenland industrial region south of Oslo and Sweden. In the rather longer term, Denmark could also be supplied via this system.

Last modified 30.08.2001

Copyright © Statoil

02 FEB 12 AM 8:47

Kvartalsberetning og regnskap

02 FEB 12 AM 8:47

Kvartalsberetning og regnskap

3. kvartal 2001

STATOIL

STATOIL-KONSERNETS KVARTALSBERETNING FOR 3. KVARTAL 2001

"Tilfredsstillende resultat i et svekket marked"

Statoil-konsernet hadde i 3. kvartal et resultat etter skatt og minoritetsinteresser på 4,1 mrd. kroner, som er på nivå med samme kvartal i fjor. Hittil i år er resultatet 14,6 mrd. kroner, en økning på 28% fra samme periode i fjor. Avkastning på sysselsatt kapital (på årsbasis) var 20,8% mot 18,7 % for 2000. Resultat per aksje var i 3. kvartal NOK 1,88. Justert for engangseffekter var resultat per aksje hittil i år NOK 5,90 mot NOK 5,79 for samme periode i fjor.

"Resultatet er tilfredsstillende. Til tross for reduserte priser og marginer for våre hovedprodukter, er det underliggende resultatet solid. Programmet for kostnadsreduksjoner og restrukturering følger planen. Produksjonen går godt. Det er årsaken til at vi har justert årets produksjonsprognose oppover til 985.000 fat oljeekvivalenter per dag. Resultatet så langt i år bekrefter at vi er godt i gang med å oppfylle de resultat- og vekstmål vi kommuniserte i forbindelse med børsnoteringen", sier konsernsjef Olav Fjell.

Resultatet i 3. kvartal var på nivå med tilsvarende kvartal i fjor. Lavere oljepris og svakere resultater innenfor nedstrømsaktivitetene svekket resultatet. Dette er i stor grad blitt motvirket av økt gassalg, høyere gasspris og valutagevinster.

De viktigste milepælene i kvartalet har vært;

- **Plan for Utbygging og Drift av Snøhvit og Kristin er oversendt myndighetene.** Snøhvit vil bli den første feltutbyggingen i Barentshavet og det første prosjektet i Europa for produksjon av flytende, nedkjølt naturgass (LNG).
- **Viktige utbyggingsbeslutninger i Angola (Kizomba A i Blokk 15) og Aserbajdsjan (Fase 1 på Azeri-Chiraq-Gunashli).** Med dette er alle felt som er inkludert i konsernets produksjonsmål for 2004 på 1,120 mill. fat o.e. per dag besluttet utbygd.
- **GFU har inngått en langtidskontrakt med det statlige polske olje- og gasselskapet (POGC) om salg av norsk gass.** Avtalen innebærer at Polen mottar 74 mrd. Sm^3 gass over en periode på 16 år med oppstart i 2008. Statoil og SDØE har en samlet andel på 66,8% av kontrakten. En rekke forbehold er ennå knyttet til avtalen.
- **Gass fra Statoil strømmet fra 1. oktober til både Italia og Storbritannia.** Statoil og SDØE skal sammen levere rundt 100 mrd. Sm^3 gass til Italia fram til 2025. I det britiske marked vil Statoil og SDØE, i henhold til en avtale med BP, levere 1,6 mrd. Sm^3 gass hvert år fram til 2016.
- **Kjøp av Rasmussengruppens 20% andel i Navion.** Som del av arbeidet med å restrukturere eierskapet i Navion, har Statoil kjøpt Rasmussengruppens 20% eierandel i selskapet.

US GAAP Resultatregnskap (i millioner kroner)	3. kvartal 2001	2000	Endring	Hittil i år 2001	2000	Endring
Driftsinntekter	**62 747**	**56 583**	**11%**	**174 140**	**163 454**	**7%**
U&P Norge	11 292	12 683	-11%	33 825	32 626	4%
Internasjonal U&P	125	250	-50%	2 493	978	155%
Naturgass	1 721	1 248	38%	7 176	4 811	49%
Foredling & Markedsføring	696	1 376	-49%	3 236	3 151	3%
Annet	105	197	-47%	-49	75	N/A
Resultat før finans, skatt og minoritetsinteresser	**13 939**	**15 754**	**-12%**	**46 681**	**41 641**	**12%**
Netto finansposter	1 696	-1 749	N/A	747	-3 283	N/A
Resultat før skatt og minoritetsinteresser	**15 635**	**14 005**	**12%**	**47 428**	**38 358**	**24%**
Skattekostnad	-11 401	-9 696	18%	-32 408	-26 692	21%
Minoritetsinteresser	-157	-136	15%	-380	-232	64%
Periodens resultat	**4 077**	**4 173**	**-2%**	**14 640**	**11 434**	**28%**
Resultat per aksje	1,88	2,11	-11%	7,15	5,79	23%
Resultat per aksje, justert for engangseffekter [1]	1,88	2,11	-11%	5,90	5,79	2%
Vektet snitt av antall ordinære aksjer	2 164 585 600	1 975 885 600		2 046 388 897	1 975 885 600	
Operasjonelle data						
Oljepris (USD per fat Brent blend)	25,3	30,4	-17%	26,14	28,1	-7%
Gjennomsnittlig valutakurs (NOK/USD)	9,00	8,95	0,5%	9,02	8,65	4%
Oljepris (NOK per fat Brent blend)	228	272	-16%	236	243	-3%
Olje produksjon (løfting) 1000 fat o.e./ dag	733	733	0	741	743	0
Gassalg (mill. Sm^3/ dag)	42,2	26,9	57%	37,6	36,3	4%
Total olje- og gassproduksjon (løfting)(1000 fat o.e./ dag).	999	903	11%	978	960	2%

(1) Engangseffektene er knyttet til salgene i 2. kvartal 2001 av Grane, Njord, 12% i Snøhvit samt andelen i Kashagan-funnet i Kasakhstan. Dette ga isolert sett et resultat før skatt på 3 mrd. kroner og etter skatt 2,6 mrd. kroner.

US GAAP Resultatregnskap (i millioner kroner)	2001	3. kvartal 2000	Endring	2001	Hittil i år 2000	Endring
Driftsinntekter:						
Salgsinntekter	62 610	56 385	11%	170 473	162 748	5%
Resultatandel fra tilknyttede selskaper	115	198	-42%	406	631	-36%
Andre inntekter	22	0	N/A	3 261	75	N/A
Sum driftsinntekter	**62 747**	**56 583**	**11%**	**174 140**	**163 454**	**7%**
Kostnader:						
Varekostnader	-35 837	-29 582	21%	-89 472	-85 198	5%
Driftskostnader	-8 036	-6 720	20%	-22 822	-20 134	13%
Salgs- og administrasjonskostnader	-507	-596	-15%	-2 480	-3 019	-18%
Av- og nedskrivninger	-3 762	-3 483	8%	-11 022	-11 970	-8%
Undersøkelseskostnader	-666	-448	49%	-1 663	-1 492	11%
Sum kostnader før finansposter	**-48 808**	**-40 829**	**19%**	**-127 459**	**-121 813**	**5%**
Resultat før finans, skatt og minoritetsinteresser	**13 939**	**15 754**	**-12%**	**46 681**	**41 641**	**12%**
Netto finansposter	1 696	-1 749	N/A	747	-3 283	N/A
Resultat før skatt og minoritetsinteresser	**15 635**	**14 005**	**12%**	**47 428**	**38 358**	**24%**
Skattekostnad	-11 401	-9 696	18%	-32 408	-26 692	21%
Minoritetsinteresser	-157	-136	15%	-380	-232	64%
Periodens resultat	**4 077**	**4 173**	**-2%**	**14 640**	**11 434**	**28%**
Avkastning på sysselsatt kapital (på årsbasis)	**N/A**	**N/A**		**20,8%**	**16,8%**	
Kontantstrøm fra operasjonelle aktiviteter (mrd. kroner)	**4,0**	**14,0**		**40,0**	**39,8**	
Bruttoinvesteringer (mrd. kroner)	**1,5**	**5,0**		**11,9**	**15,3**	
Gjeldsgrad	**N/A**	**N/A**		**39%**	**34%**	

Resultat før finans, skatt og minoritetsinteresser var 13,9 mrd. kroner i 3. kvartal 2001 sammenlignet med 15,8 mrd. kroner i 3. kvartal 2000. Resultatsvekkelsen er i hovedsak knyttet til en 16% reduksjon i oljeprisen regnet i norske kroner og svakere resultater innen nedstrømsaktivitetene. Disse forholdene ble delvis motvirket av 57% økning i solgte mengder gass og økning i prisen på naturgass. Økningen i varekostnadene i 3. kvartal 2001 skyldes primært ny avtale knyttet til omsetning av SDØEs oljeproduksjon.

Per 3. kvartal 2001 var resultat før finans, skatt og minoritetsinteresser 46,7 mrd. kroner sammenlignet med 41,6 mrd. kroner i samme periode i fjor, en økning på 12%. Resultatøkningen skyldes i hovedsak en økning i gassprisen på omlag 40%, 4% økning i solgte gassvolumer, reduserte avskrivninger samt salgsgevinster. Dette er delvis blitt motvirket av en 3% reduksjon i oljeprisen regnet i norske kroner.

Netto finansposter bidro med 1,7 mrd. kroner i kvartalet og med 0,7 mrd. kroner så langt i 2001, sammenlignet med en kostnad på 1,7 mrd. kroner i samme kvartal i fjor og 3,3 mrd. kroner i kostnad per 3. kvartal i fjor. Forbedringen for kvartalet skyldes i hovedsak urealiserte agiogevinster på selskapets gjeld som følge av fallende NOK/USD - kurs. Dette har blitt forsterket ved at konsernet har økt dollarandelen av langsiktig gjeld på et høyt NOK/USD - nivå i juli. Dette forklarer også endringene for året som helhet, selv om de urealiserte agiogevinstene er mindre.

Sluttkursen for NOK/USD var 8,85 per 31. desember 2000, 9,30 per 30. juni 2001 og 8,88 per 30. september 2001.

Skattekostnaden økte fra 9,7 mrd. kroner, tilsvarende en effektiv skattesats på 69,2%, i 3. kvartal 2000 til 11,4 mrd. kroner, tilsvarende 72,9% i 3. kvartal 2001. Per 3. kvartal 2001 utgjorde skattekostnaden 32,4 mrd. kroner, tilsvarende 68,3%, sammenlignet med 26,7 mrd. kroner, tilsvarende 69,6%, for samme periode i 2000. Justert for effekten av salgene i 2. kvartal av Grane, Njord, 12% i Snøhvit samt eierandelen i Kashagan-funnet i Kasakhstan, er skatteprosenten hittil i år 71,9%. Økningen fra 69,6% i fjoråret skyldes i hovedsak at en relativt større andel av selskapets inntekter undergis norsk petroleumsbeskatning.

Avkastning på sysselsatt kapital etter skatt (på årsbasis) var per 3. kvartal 20,8%. Justert for engangseffektene i 2. kvartal var avkastningen 18,1%. Basert på en oljepris på 16 USD(2000) per fat og justert for engangseffektene, er avkastningen beregnet til 11,1%. Sysselsatt kapital i beregning av alle relevante nøkkeltall er basert på en normalisert netto rentebærende gjeld.

Kontantstrøm fra operasjonelle aktiviteter var 40 mrd. kroner per 3. kvartal 2001, som er lik nivået per 3. kvartal 2000. I 3. kvartal 2001 er kontantstrømmen, eksklusiv endringer i arbeidskapitalen, 6,9 mrd. kroner.

Arbeidskapitalen (omløpsmidler fratrukket kortsiktig gjeld) var negativ med 6,8 mrd. kroner per 30. september 2001. Hensyntatt Statoils tilgjengelige kredittfasiliteter vurderes konsernets likviditet og finansielle handlefrihet å være tilfredsstillende.

Kontantstrøm benyttet til investeringer falt fra 9,7 mrd. kroner per 3. kvartal 2000 til 8,5 mrd. kroner per 3. kvartal 2001. Bruttoinvesteringene, definert som investeringer i varige driftsmidler og balanseførte undersøkelseskostnader, falt fra 15,3 mrd. kroner til 11,9 mrd. kroner i forhold til samme periode i fjor. Endringene i kontantstrømmen forklares således av nedgangen i bruttoinvesteringer, delvis motvirket av redusert salg av eiendeler i perioden.

Kontantstrøm benyttet til finansieringsaktiviteter utgjorde 26,7 mrd. kroner per 3. kvartal 2001, sammenlignet med 27,8 mrd. kroner for samme periode i 2000. Langsiktig låneopptak økte med 9,6 mrd. kroner i forhold til samme periode i fjor, mens nedbetaling av langsiktig gjeld ble redusert med 9,1 mrd. kroner. I tillegg ble konsernet tilført 12,9 mrd. kroner via aksjeemisjonen. Den økte likviditeten ble i hovedsak anvendt i forbindelse med SDØE-transaksjonen.

Rentebærende gjeld. Total rentebærende gjeld var 45,6 mrd. kroner ved utgangen av 3. kvartal 2001 sammenlignet med 41,6 mrd. kroner ved utgangen av 3. kvartal 2000. Netto rentebærende gjeld ble i 3. kvartal redusert fra 44,2 mrd. kroner ved utgangen av 2. kvartal til 24,3 mrd. kroner. Nettogjelden per 3. kvartal er sterkt påvirket av kontantoppbygging fram mot skattebetaling 1. oktober 2001. Ved å justere for deler av denne kontantoppbyggingen, blir beregnet normalisert netto rentebærende gjeld per 3. kvartal 33,3 mrd. kroner.

Gjeldsgraden, definert som netto rentebærende gjeld i forhold til sysselsatt kapital, falt fra 48% per 2. kvartal 2001 til 32% ved utgangen av 3. kvartal 2001. Dette skyldes i stor grad kontantoppbyggingen frem mot skattebetaling 1. oktober 2001. Basert på en normalisering av netto rentebærende gjeld var gjeldsgraden 39% ved utgangen av 3. kvartal 2001. Det forventes ingen vesentlige endringer i gjeldsgraden ved utgangen av 4. kvartal med mindre det skulle inntreffe store endringer i oljepris eller valutakurser.

Kostnadsprogrammet. Statoil har redusert drifts-, salgs- og administrasjonskostnader, samt undersøkelseskostnadene med 1,1 mrd. kroner per 3. kvartal 2001 sammenlignet med kostnadsnivået i samme periode i 2000. Kostnadsmålet på 4 mrd. kroner for perioden 1998-2001 er dermed nådd. Kostnadsmålet omfatter den delen av Statoils virksomhet som har vært i drift i hele måleperioden. Konsernet vil imidlertid arbeide videre med å redusere de samlede drifts-, salgs- og administrasjonskostnadene. Sammen med de nye feltene som kommer inn i feltporteføljen, vil dette bidra til målet om å få driftskostnader ned til 2,8 USD/fat innen 2004.

Undersøkelsesutgiftene i 4. kvartal 2001 forventes å bli på nivå med de foregående kvartalene. Konsernet vurderer nivået til å være lavere enn hva som anses nødvendig for å opprettholde en langsiktig tilfredsstillende reserveerstatningsrate. På sikt planlegger derfor konsernet å øke leteaktiviteten.

Produksjonsmålet. Konsernets produksjonsmål for 2004 på 1,120 mill. fat o.e. per dag står fast. I kvartalet ble det siste feltet som inngår i målet, Kizomba A i Angola, besluttet utbygd.

Helse, miljø og sikkerhet. Statoils datterselskap Navion ble rammet av en **dødsulykke** i 3. kvartal. En russisk motormann omkom den 21. juli 2001 etter en ulykke på det innleide tankskipet "Tromsø Fidelity". Ulykken skjedde under arbeid i skipets verksted. Hendelsen er gransket og forbedringstiltak er iverksatt.

Det er for Statoils virksomhet samlet sett en positiv utvikling innen personskader så langt i år sammenlignet med tilsvarende periode i fjor. **Personskadefrekvensen** (antall personskader per million arbeidstimer for Statoil ansatte og kontraktører) er 6,9 så langt i år mot 10,5 for samme periode i fjor. Antall personskader er så langt i år 324 mot 592 for samme periode i fjor.

Antall alvorlige hendelser er redusert fra 228 i fjor til 207 i år. **Alvorlig hendelsesfrekvensen** (antall hendelser med stort tapspotensial per million arbeidstimer) stiger imidlertid fra 4,0 til 4,4 for samme periode da antall arbeidstimer faller.

Det har vært totalt 306 **utilsiktede oljeutslipp** på tilsammen 154 Sm^3 olje hittil i år mot 313 utilsiktede oljeutslipp på samlet 109 Sm^3 for samme periode i fjor.

Markedsutsikter. Svekkelsen i Statoils hovedmarkeder er blitt forsterket gjennom terrorhandlingene i USA. Statoil forventer at både etterspørselen etter olje og konsernets øvrige produkter i noen tid vil bli negativt påvirket av disse hendelsene. Dette har imidlertid ikke svekket Statoils tro på den langsiktige veksten i det europeiske gassmarkedet eller i de øvrige markedene for Statoils produkter.

Stavanger, 29. oktober 2001

Styret

U&P NORGE

USGAAP Resultatregnskap (i millioner kroner)	3. kvartal 2001	3. kvartal 2000	Hittil i år 2001	Hittil i år 2000
Driftsinntekter:	16 799	17 796	51 485	50 203
Kostnader:				
Drifts-, administrasjons- og varekostnader	-2 252	-2 455	-8 419	-7 952
Av- og nedskrivninger	-2 751	-2 460	-7 983	-8 808
Undersøkelseskostnader	-504	-198	-1 258	-817
Resultat før finans, skatt og minoritetsinteresser	**11 292**	**12 683**	**33 825**	**32 626**
Produksjon (løfting):				
Olje (1000 fat o.e./ dag)	676	676	682	670
Naturgass (mill. Sm^3/ dag)	41,4	25,3	36,4	34,8
Samlet produksjon (1000 fat o.e./ dag)	937	835	912	889

Resultat før finans, skatt og minoritetsinteresser for U&P Norge var 11,3 mrd. kroner i 3. kvartal 2001 sammenlignet med 12,7 mrd. kroner i samme periode i fjor. Resultatnedgangen skyldes primært lavere oljepris, økte letekostnader, samt økte avskrivninger som en følge av høyere produksjon. Dette har delvis blitt motvirket av økte gassvolumer og høyere gasspris.

Per 3. kvartal var resultatet 33,8 mrd. kroner mot 32,6 mrd. kroner i samme periode i 2000. Justert for engangseffektene i 2. kvartal, er resultatet hittil i år 200 mill. kroner lavere enn på samme tid i fjor. Dette skyldes primært lavere oljepris, økte driftskostnader p.g.a. nye felt, samt økte fjerningskostnader og letekostnader. Nedgangen har delvis blitt motvirket av økt gasspris, økt løfting av olje, økte gassvolumer og reduserte avskrivninger grunnet fjorårets oppgradering av reservene på Sleipner-feltet.

Undersøkelsesutgiftene (inkludert balanseførte undersøkelsesutgifter) var 520 mill. kroner i 3. kvartal sammenlignet med 399 mill. kroner i samme periode i fjor. Per 3. kvartal 2001 var undersøkelsesutgiftene 1.558 mill. kroner sammenlignet med 1.032 mill. kroner i 2000. Det er hittil i år ferdigstilt 15 lete- og avgrensningsbrønner hvorav 10 har resultert i funn, mens en i ytterligere 2 brønner fant spor av hydrokarboner. Statoil var operatør på 10 av brønnene.

Gjennomsnittlig daglig løfting av olje var 676.000 fat per dag som er lik 3. kvartal 2000. Underliggende oljeproduksjon økte fra 657.000 i 3. kvartal i fjor til 689.000 fat per dag i 3. kvartal 2001. Nedstengninger på både Gullfaks A og B samt Åsgard B-plattformen medførte isolert sett til et produksjonsbortfall i kvartalet på omlag 22.000 fat per dag. Produksjonen på Åsgard B forventes startet opp innen årsskiftet.

Hittil i år er gjennomsnittlig daglig løfting av olje økt fra 670.000 fat per dag i fjor til 681.600 fat per dag. Produksjonen er redusert fra 691.000 fat per dag i fjor til 680.000 fat per dag. Fallende produksjon på selskapets modne oljefelt er nesten blitt kompensert ved økt produksjon fra de nye feltene Åsgard, Sygna, Oseberg satellitter og Troll olje.

Gjennomsnittlig daglig gassalg var i 3. kvartal 41,4 mill. Sm^3 mot 25,3 mill. Sm^3 i samme periode i fjor. Økningen i kvartalet skyldes i hovedsak at kundene har økt avtaket for å kompensere for de lave volumene i 2. kvartal, slik at de ved utgangen av gassåret 1. oktober 2001 har oppfylt sine kontraktfestede avtaksforpliktelser.

Hittil i år har det gjennomsnittlige daglige gassalget økt fra 34,8 mill. Sm^3 i 2000 til 36,4 mill. Sm^3.

Utbyggingene på norsk sokkel følger i hovedtrekk de vedtatte planer. Både oppstarten av Glitne-feltet, som ble satt i produksjon 29. august 2001, og oppstarten av gasseksport fra Gullfaks satellitter 1. oktober 2001, gikk som planlagt. Oppstarten av Huldra-feltet ble imidlertid forsinket da en oppdaget en lekkasje på kondensatrør til Veslefrikk. Produksjonsstart forventes nå medio november 2001.

Plan for Utbygging og Drift av Snøhvit-feltet ble oversendt myndighetene den 25. september 2001. Snøhvit vil bli den første feltutbyggingen i Barentshavet og det første gassprosjektet i Europa for produksjon av flytende, nedkjølt naturgass (LNG). Det er inngått avtaler som sikrer avsetning av gassen. Produksjonsstart er planlagt til 2005/06. Statoil har 22,29% eierandel i feltet, og totale utbyggingskostnader er beregnet til 46 mrd. kroner.

Plan for Utbygging og Drift av Kristin-feltet, samt avtale for samordning av Halten Vest-området (som også omfatter Kristin-feltet), ble sendt myndighetene i august 2001. Statoil har 46,6% eierandel i Kristin-feltet, og utbyggingskostnaden er beregnet til omlag 17 mrd. kroner.

Samlet olje- og gassproduksjon i 4. kvartal forventes å bli ca. 950.000 fat o.e. per dag.

INTERNASJONAL U&P

USGAAP Resultatregnskap (i millioner kroner)	*3. kvartal* 2001	2000	*Hittil i år* 2001	2000
Driftsinntekter:	1 024	1 289	5 360	7 557
Kostnader:				
Drifts-, administrasjons- og varekostnader	-381	-471	-1 488	-4 807
Av- og nedskrivninger	-358	-318	-978	-1 097
Undersøkelseskostnader	-160	-250	-401	-675
Resultat før finans, skatt og minoritetsinteresser	**125**	**250**	**2 493**	**978**
Produksjon (løfting):				
Olje (1000 fat o.e./ dag)	57	57	59	62
Naturgass (mill. Sm^3/ dag)	0,8	1,6	1,2	1,5
Samlet produksjon (1000 fat o.e./ dag)	62	68	66	71

Resultat før finans, skatt og minoritetsinteresser for Internasjonal U&P sank til 125 mill. kroner i 3. kvartal 2001, sammenlignet med 250 mill. kroner i samme periode i fjor.

Per 3. kvartal 2001 var resultatet 2,5 mrd. kroner mot 1,0 mrd. kroner for samme periode i 2000. Resultatforbedringen er i hovedsak knyttet til gevinsten på 1,6 mrd. kroner fra salget av Statoils andel i Kashagan-funnet i Kasakhstan, som ble bokført i 2. kvartal. Justert for gevinsten er lavere oljepris og lavere produksjon hovedårsakene til resultatnedgangen både i kvartalet og hittil i år. Dette har delvis blitt motvirket av lavere produksjonskostnader, lavere salgs- og administrasjonskostnader og reduserte avskrivninger.

Driftsinntekter og varekostnader hittil i år er redusert som følge av fjorårets salg av Statoil Energy. Dette har kun marginal effekt på årets driftsresultat.

Undersøkelsesutgiftene (inkludert balanseførte undersøkelsesutgifter) var 152 mill. kroner i 3. kvartal mot 638 mill. kroner i samme periode i fjor. Hittil i år er undersøkelsesutgiftene 447 mill. kroner mot 1.329 mill. kroner i 2000. Reduksjonen er i hovedsak en følge av redusert leteaktivitet. Totalt 7 lete- og avgrensningsbrønner er ferdigstilt hittil i år, hvorav 2 brønner resulterte i antatt kommersielle funn, mens 2 andre brønner kun viste spor av hydrokarboner. Det ble ikke påvist forekomster av hydrokarboner i den første letebrønnen ved Færøyene.

Gjennomsnittlig daglig løfting av olje falt fra 57.400 fat per dag i 3. kvartal 2000 til 56.600 fat per dag i 3. kvartal 2001. Hittil i år er daglig løfting av olje 58.600 fat per dag sammenlignet med 61.800 fat per dag i 2000. Nedgangen skyldes i hovedsak redusert produksjon fra Lufeng-feltet i Kina samt Siri-feltet på dansk sokkel. Nedgangen er delvis motvirket av oppstart av tidligproduksjon på Sincor-feltet i Venezuela samt økt produksjon fra tidlig-olje-fasen på Azeri-Chiraq-Gunashli-feltet i Aserbajdsjan.

Gjennomsnittlig daglig gassproduksjon var 0,8 mill. Sm^3 i 3. kvartal 2001 sammenlignet med 1,6 mill. Sm^3 i 3. kvartal 2000. Nedgangen skyldes stengning av tre produksjonsbrønner på Jupiter-feltet i UK, hvorav produksjonen fra en av brønnene forventes gjenopptatt i 4. kvartal.

Hittil i år har den daglige produksjonen vært 1,2 mill. Sm^3 mot 1,5 mill. Sm^3 i samme periode i 2000.

Oppbyggingen av den internasjonale virksomheten går som planlagt. Neste fase i utbyggingen av oljefeltet Azeri-Chiraq-Gunashli i Aserbajdsjan ble godkjent av eierne 30. august 2001. Utbyggingen vil øke kapasiteten på feltet med 400.000 fat per dag. Produksjonsstart er planlagt til 1. kvartal 2005. Statoil har en 8,56% eierandel i feltet. Statoils andel av utbyggingskostnaden er beregnet til 3,3 mrd. kroner.

Utbyggingsplanene for Kizomba A-prosjektet i blokk 15 i Angola er nå godkjent. Feltet vil ha en produksjonskapasitet på 250.000 fat per dag, og produksjonsstart forventes i 4. kvartal 2004. Statoils andel av utbyggingskostnaden er beregnet til 4,1 mrd. kroner. Statoil har en 13,33% eierandel i feltet.

Olje- og gassproduksjonen i 4. kvartal forventes å være på nivå med 3. kvartal.

NATURGASS

USGAAP Resultatregnskap (i millioner kroner)	3. kvartal 2001	3. kvartal 2000	Hittil i år 2001	Hittil i år 2000
Driftsinntekter:	5 290	3 882	17 168	13 342
Kostnader:				
Varekostnader	-2 037	-1 514	-5 729	-4 784
Drifts-, salgs- og administrasjonskostnader	-1 386	-944	-3 741	-3 225
Av- og nedskrivninger	-146	-176	-522	-522
Resultat før finans, skatt og minoritetsinteresser	**1 721**	**1 248**	**7 176**	**4 811**
Gassalg (mrd. Sm^3)	3,8	2,3	9,9	9,5
Leveringsregularitet (%)	99,7	100	99,8	100

Resultat før finans, skatt og minoritetsinteresser i 3. kvartal 2001 var 1,7 mrd. kroner sammenlignet med 1,2 mrd. kroner i 3. kvartal 2000.

Per 3. kvartal ble resultatet 7,2 mrd. kroner mot 4,8 mrd. kroner i samme periode i fjor. Solgte gassvolumer økte fra 2,3 mrd. Sm^3 i 3. kvartal 2000 til 3,8 mrd. Sm^3 i år, delvis av de årsaker som er beskrevet under U&P Norge. Volumet er nå totalt 4% høyere enn nivået fra i fjor. I 3. kvartal var prisen noe høyere enn samme periode i fjor. Inntektene i 3. kvartal 2001 økte også på grunn av de nye gassleveransene til Kårstø fra Åsgard, Draugen, Heidrun og Norne. Inntektsøkningen ble delvis motvirket av økning i innkjøps- og prosesseringskostnadene på gass, samt økte transportkostnader som følge av økt volum. I tillegg kom en nedgang i bidraget fra Statpipe som konsekvens av at eierandelen ble redusert fra 58,25% til 25% per 1. juni 2001 som en følge av SDØE-transaksjonen.

Resultatforbedringen hittil i år skyldes i hovedsak økte gasspriser. Gjennomsnittlig gasspris per 3. kvartal var om lag 40% høyere i 2001 enn i tilsvarende periode i 2000.

Det norske gassforhandlingsutvalget (GFU) har inngått en langtidskontrakt med det statlige polske olje- og gasselskapet (POGC) om salg av norsk gass. Avtalen innebærer at Polen mottar samlet 74 mrd. Sm^3 gass over en periode på 16 år med oppstart i 2008. Statoil og SDØE har en samlet andel på 66,8% av kontrakten. Polen forbruker årlig vel 11 mrd. Sm^3 gass. Rundt 7 mrd. Sm^3 av dette volumet importeres i dag fra Russland. En rekke forbehold er ennå knyttet til avtalen før den er endelig.

Gass fra Statoil strømmet fra 1. oktober 2001 for første gang også til Italia. Statoil og SDØE skal sammen levere rundt 100 mrd. Sm^3 gass fram til 2025. Etterspørselen i det italienske gassmarkedet forventes å vokse gradvis fra 61 mrd. Sm^3 i 2000 til om lag 100 mrd. Sm^3 i 2015.

Fra 1. oktober 2001 leverer Statoil igjen gass til det britiske markedet. I henhold til en avtale med BP skal Statoil og SDØE levere 1,6 mrd. Sm^3 gass til Storbritannia hvert år fra 1. oktober 2001 og fram til 2016.

Prisrevisjoner. Blant de gassalgskontraktene som kunne blitt gjenstand for prisrevisjon, ble noen varslet innen opprinnelig frist 1. oktober 2001. For hovedparten av kontrakter er partene gjensidig enige om å utsette varslingsfristen til 2002.

Som en konsekvens av nedstengningen av Åsgard og forsinkelsen på Huldra er leveranseavtaler inngått med andre felt på norsk sokkel for å sikre at forpliktelsene oppfylles. Statoil har således levert de kontraktsfestede volumene til sine kunder.

FOREDLING OG MARKEDSFØRING

USGAAP Resultatregnskap (i millioner kroner)	3. kvartal 2001	3. kvartal 2000	Hittil i år 2001	Hittil i år 2000
Driftsinntekter:	56 053	51 972	149 727	143 375
Kostnader:				
Varekostnader (2)	-50 176	-46 525	-132 865	-127 830
Drifts-, salgs- og administrasjonskostnader (2)	-4 756	-3 630	-12 335	-11 103
Av- og nedskrivninger	-425	-441	-1 291	-1 291
Resultat før finans, skatt og minoritetsinteresser	**696**	**1 376**	**3 236**	**3 151**
FCC-margin (USD/ fat)	2,9	5,1	4,0	5,0
Metanolpris (EUR/ tonn)	177	194	214	150
Petrokjemi-margin (EUR/ tonn)	140	160	135	165

(2) I regnskapet for 3. kvartal 2001 er 655 mill. kroner omklassifisert fra Varekostnader, til Drifts-, salgs- og administrasjonskostnader. Korrigeringen har ikke påvirket periodens resultat.

Resultat før finans, skatt og minoritetsinteresser for Foredling og Markedsføring var 0,7 mrd. kroner i 3. kvartal, en halvering sammenlignet med samme periode i 2000. Hittil i år er resultatet 3,2 mrd. kroner, det samme som tilsvarende periode i 2001.

Lavere raffineringsmarginer i 3. kvartal er den viktigste årsaken til at resultatet innen raffineringsvirksomheten falt med 0,6 mrd. kroner i forhold til samme periode i fjor. En ikke planlagt nedstengning av Mongstad-raffineriet, samt en ordinær revisjonsstans på Kalundborg-raffineriet bidro også til det svekkede resultatet. Hittil i år er resultatet 0,7 mrd. kroner svakere enn samme periode i fjor. Hovedårsaken til dette er et 20% fall i gjennomsnittlig raffineringsmargin (FCC-margin), tilsvarende 1 USD, fra i fjor til i år.

Innen **oljehandel** er resultatet i 3. kvartal og hittil i år omlag 0,2 mrd. kroner bedre sett i forhold til fjoråret.

Økningen i varekostnader i 3. kvartal skyldes primært at Statoil, som følge av ny avtale fra juni 2001, kjøper all SDØEs oljeproduksjon og inkluderer dette i henholdsvis driftsinntekter og varekostnader. Tidligere ble disse volumene i hovedsak solgt direkte fra felt til ekstern kunde.

Selskapets langsiktige oljelagre verdsettes etter LIFO-prinsippet, og prisfallet på olje påvirker ikke lagerverdien.

For **detaljmarkedsføringsvirksomheten** var resultatet i kvartalet 0,3 mrd. kroner bedre enn samme periode i 2000. Hittil i år er resultatet 0,7 mrd. kroner høyere enn i fjor. Dette skyldes en kombinasjon av bedre marginer, kostnadsreduksjoner, samt gevinst ved salg av kontorbygg i Danmark.

Metanolvirksomheten fikk et resultat i 3. kvartal på linje med fjoråret, mens resultatet hittil i år er 0,3 mrd. kroner over fjoråret. Gjennomsnittlig oppnådd pris for metanol er vesentlig høyere enn i fjor. Prisen falt imidlertid i 3. kvartal tilbake til fjorårsnivået, og forventes å holde seg lav også i 4. kvartal.

Borealis har gitt et svakt negativt bidrag i 3. kvartal, og omlag 0,1 mrd. kroner svakere enn tilsvarende kvartal i fjor. Hittil i år er resultatet også svakt negativt og 0,4 mrd. kroner under resultatet for samme periode i fjor. Resultatnedgangen skyldes en reduksjon i marginene i størrelsesorden 30 EUR/tonn, omlag 18%, som følge av lavere etterspørsel da vekst i verdensøkonomien er redusert. Petrokjemimarginer forventes å holde seg lave i månedene framover.

Navion hadde en svekkelse i sitt resultat i 3. kvartal på 0,5 mrd. kroner i forhold til 3. kvartal i 2000. Rundt 0,2 mrd. kroner skyldes tap ved salg av ett produksjonsskip og nedskrivning av en bøyelaster. Hittil i år er resultatet 0,1 mrd. kroner dårligere enn samme periode i fjor.

Arbeidet med å restrukturere Statoils eierskap i Navion er lagt til rette ved at Statoil har kjøpt Rasmussengruppens 20% eierandel i rederiet. Alle uavklarte forhold mellom Rasmussengruppen, Navion og Statoil er løst gjennom denne avtalen som er gjennomført per 1. oktober 2001.

KONSERNRESULTATREGNSKAP

(i millioner kroner, unntatt for aksjedata)	*3. kvartal 2001 (urevidert)*	*3. kvartal 2000 (urevidert)*	*1.1.-30.9. 2001 (urevidert)*	*1.1.-30.9. 2000 (urevidert)*	*2000 (Note 1)*
DRIFTSINNTEKTER					
Salgsinntekter	**62 610**	56 385	**170 473**	162 748	229 832
Resultatandel fra tilknyttede selskap	**115**	198	**406**	631	523
Andre inntekter	**22**	0	**3 261**	75	70
Sum driftsinntekter	**62 747**	56 583	**174 140**	163 454	230 425
KOSTNADER					
Varekostnader	**-35 837**	-29 582	**-89 472**	-85 198	-119 469
Driftskostnader	**-8 036**	-6 720	**-22 822**	-20 134	-28 883
Salgs- og administrasjonskostnader	**-507**	-596	**-2 480**	-3 019	-3 891
Av- og nedskrivninger	**-3 762**	-3 483	**-11 022**	-11 970	-15 739
Undersøkelseskostnader	**-666**	-448	**-1 663**	-1 492	-2 452
Sum kostnader før finansposter	**-48 808**	-40 829	**-127 459**	-121 813	-170 434
Resultat før finans, skatt og minoritetsinteresser	**13 939**	15 754	**46 681**	41 641	59 991
Netto finansposter	**1 696**	-1 749	**747**	-3 283	-2 898
Resultat før skatt og minoritetsinteresser	**15 635**	14 005	**47 428**	38 358	57 093
Skattekostnad	**-11 401**	-9 696	**-32 408**	-26 692	-40 456
Minoritetsinteresser	**-157**	-136	**-380**	-232	-484
Periodens resultat	**4 077**	4 173	**14 640**	11 434	16 153
Resultat per aksje	**1,88**	2,11	**7,15**	5,79	8,18
Vektet gjennomsnittlig antall utestående aksjer	2 164 585 600	1 975 885 600	2 046 388 897	1 975 885 600	1 975 885 600
Utbytte per aksje	-	2,43	27,08	7,64	10,81

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KONSERNBALANSE

(i millioner kroner, unntatt for aksjedata)	*30. september 2001 (urevidert)*	*30. september 2000 (urevidert)*	*31. desember 2000 (Note 1)*
EIENDELER			
Betalingsmidler	**14 472**	6 532	9 745
Kortsiktige investeringer	**6 838**	9 117	3 857
Sum likvider	**21 310**	15 649	13 602
Fordringer	**27 000**	27 104	29 871
Fordringer - nærstående parter	**1 759**	2 216	2 177
Varelager	**4 072**	4 887	4 226
Forskuddsbetalte kostnader og andre omløpsmidler	**11 323**	5 829	5 847
Sum omløpsmidler	**65 464**	55 685	55 723
Investeringer i tilknyttede selskap	**10 239**	10 144	10 214
Langsiktige fordringer	**6 657**	6 037	8 165
Varige driftsmidler	**128 339**	132 950	132 278
Andre anleggsmidler	**15 700**	16 815	16 655
SUM EIENDELER	**226 399**	221 631	223 035

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KONSERNBALANSE

(i millioner kroner, unntatt for aksjedata)	*30. september 2001 (urevidert)*	*30. september 2000 (urevidert)*	*31. desember 2000 (Note 1)*
GJELD OG EGENKAPITAL			
Kortsiktig rentebærende gjeld	**5 117**	5 568	2 785
Leverandørgjeld	**14 044**	14 221	15 266
Leverandørgjeld - nærstående parter	**8 881**	11 038	11 454
Påløpte kostnader	**11 356**	9 778	11 015
Betalbar skatt	**32 843**	16 900	14 877
Sum kortsiktig gjeld	**72 241**	57 505	55 397
Langsiktig rentebærende gjeld	**40 061**	35 797	34 197
Utsatt skatt	**52 024**	52 793	52 930
Annen gjeld	**10 517**	9 281	10 205
Sum gjeld	**174 843**	155 376	152 729
Minoritetsinteresser	**2 764**	2 313	2 480
Aksjekapital (pålydende 2,50 kroner) henholdsvis 2.189.585.600 og 1.975.885.600 registrerte og utstedte aksjer	**5 474**	4 940	4 940
Egne aksjer - 25.000.000 aksjer	**-63**	0	0
Annen innskutt egenkapital	**37 391**	40 432	45 628
Opptjent egenkapital	**4 077**	16 323	14 768
Akkumulerte andre endringer i egenkapital	**1 913**	2 247	2 490
Sum egenkapital	**48 792**	63 942	67 826
SUM GJELD OG EGENKAPITAL	**226 399**	221 631	223 035

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KONSOLIDERT KONTANTSTRØMOPPSTILLING

(i millioner kroner)	*1.1.-30.9. 2001 (urevidert)*	*1.1.-30.9. 2000 (urevidert)*	*2000 (Note 1)*
Operasjonelle aktiviteter			
Periodens resultat	14 640	11 434	16 153
Justeringer for å avstemme periodens resultat med kontantstrøm fra operasjonelle aktiviteter			
Minoritetsinteresser	380	232	484
Av- og nedskrivninger	11 022	11 970	15 739
Utgiftsføring av tidligere års balanseførte undersøkelseskostnader	229	273	410
Tap på valutatransaksjoner	87	4 136	1 643
Utsatt skatt	1 175	220	1 222
Beregnet skatt på overskudd knyttet til overførte SDØE-andeler	5 952	9 720	14 109
(Gevinst)/ tap ved avgang varige driftsmidler og annet	-3 079	319	637
Endringer i operasjonelle eiendeler og gjeld			
• Endring i varelager	154	-508	132
• Endring i fordringer	3 287	1 650	-1 199
• Endring i forskuddsbetalte kostnader og andre omløpsmidler	-3 070	-996	-291
• Endring i kortsiktige investeringer	-2 980	-5 513	-254
• Endring i leverandørgjeld	-1 907	-4 744	-3 146
• Endring i påløpte kostnader og betalbar skatt	12 218	11 197	9 427
Endring i annen gjeld	1 889	423	1 686
Kontantstrøm fra operasjonelle aktiviteter	**39 997**	39 813	56 752
Investeringsaktiviteter			
Investeringer i varige driftsmidler	-11 313	-14 196	-17 292
Andre investeringer og utlån	-1 847	-941	-3 343
Balanseførte undersøkelseskostnader	-604	-1 141	-1 379
Salg av eiendeler	2 985	6 000	6 000
Tilbakebetaling av utlån og andre langsiktige poster	2 289	581	0
Kontantstrøm benyttet til investeringsaktiviteter	**-8 490**	-9 697	-16 014

KONSOLIDERT KONTANTSTRØMOPPSTILLING

(i millioner kroner)	*1.1.-30.9. 2001 (urevidert)*	*1.1.-30.9. 2000 (urevidert)*	*2000 (Note 1)*
Finansieringsaktiviteter			
Ny langsiktig rentebærende gjeld	9 609	0	1 191
Nedbetaling langsiktig gjeld	-2 082	-11 206	-13 258
Ordinært utbytte utbetalt til aksjonær	-5 668	-1 702	-1 702
Beløp utbetalt til aksjonær, relatert til overførte SDØE eiendeler	-49 747	-13 387	-19 661
Kapitalinnskudd relatert til overførte SDØE eiendeler	8 460	0	0
Netto egenkapitaltilførsel ved utstedelse av nye aksjer	12 882	0	0
Netto endring kortsiktige lån, kassekreditt og annet	-130	-1 465	-1 730
Kontantstrøm benyttet til finansieringsaktiviteter	**-26 676**	-27 760	-35 160
Netto endring i betalingsmidler	**4 831**	2 356	5 578
Effekt av valutaendringer på betalingsmidlene	-104	115	106
Betalingsmidler ved periodens begynnelse	9 745	4 061	4 061
Betalingsmidler ved periodens utgang	**14 472**	6 532	9 745

Se noter til konsernregnskapet

1. GRUNNLAG FOR PRESENTASJON OG REGNSKAPSPRINSIPPER

De avlagte perioderegnskapene er ikke revidert, men reflekterer alle justeringer som etter ledelsens oppfatning er nødvendig for å gi et riktig bilde av den finansielle stillingen, resultatet av driften samt kontantstrømmen på de tidspunkt og for de perioder som presenteres. Perioderesultatene er ikke nødvendigvis gode indikatorer for å estimere resultatet på årsbasis. Balansen per 31. desember 2000 og resultatregnskapet for 2000 er hentet fra det reviderte regnskapet per samme dato, men inkluderer ikke all informasjon og fotnoter som kreves etter god regnskapsskikk for å utgjøre fullstendige regnskaper. Kvartalsregnskapene må leses i sammenheng med det konsoliderte regnskapet og de noter som er inkludert i Statoils årsregnskap per 31. desember 2000. Det er gjort enkelte reklassifiseringer for å gjøre tidligere perioders sammenligningstall konsistente med presentasjonen av 3. kvartal 2001.

I påvente av delprivatisering av Statoil restrukturerte staten sine eierinteresser innen olje og gass på den norske kontinentalsokkelen. I forbindelse med restruktureringen overførte staten SDØE-eiendeler med en bokført bruttoverdi på ca. 30 milliarder kroner til Statoil. Vederlaget utgjorde 38,6 milliarder kroner i kontanter, pluss renter og agio på 2,2 milliarder kroner (0,7 milliarder kroner etter skatt) fra verdsettelsesdato til oppgjørsdato. I tillegg ble enkelte rørledninger og andre eiendeler med en netto bokført verdi på 1,5 milliarder kroner overført til staten. Kjøpesummen ble basert på verdsettelse per 1. januar 2001, med unntak av salget av andelen av Mongstad-terminalen som er basert på verdi per 1. juni 2001.

Netto kjøpesum ble finansiert ved en aksjeemisjon på 12,9 milliarder kroner, opptak av ny langsiktig gjeld på 9 milliarder kroner og av eksiterende betalingsmidler og kortsiktige lån.

Overføringen av andeler fra SDØE er blitt regnskapsført etter kontinuitetsmetoden ettersom den skjedde mellom enheter under felles kontroll. Kontinuitetsmetoden medfører at resultatene og balanseverdiene for de overførte eiendelene er blitt slått sammen med Statoils øvrige eiendeler basert på historisk bokførte verdier for alle regnskapsperiodene som presenteres. Det er foretatt enkelte justeringer i resultater og balanser i forhold til SDØEs historiske regnskaper, slik at eiendelene kan presenteres som om de hadde vært eiet av Statoil i alle regnskapsperiodene som presenteres. Justeringene er primært relatert til beregning av skatter og aktiverte renter, og beregning av produksjonsavgift i form av avgiftsolje i overensstemmelse med de regnskapsprinsippene som er benyttet ved utarbeidelse av Statoils konsernregnskap. Skattekostnaden har blitt beregnet til den aktuelle skattesats. Renter er aktivert på anlegg under utførelse basert på Statoils gjennomsnittlige lånerente, og produksjonsavgift er beregnet i henhold til den sats som er aktuell for det enkelte felt. Eiendeler overført fra Statoil til staten har ikke blitt korrigert med tilbakevirkende effekt på grunn av at eiendelene historisk ikke ble forvaltet og finansiert som om de var selvstendige aktiviteter. Økning i egenkapital som følge av overtagelsen av andeler fra SDØE er medtatt som innskutt kapital 1. januar 1996. Forskjellen mellom kontantvederlaget og netto bokført verdi av eiendeler som er overført til staten har blitt regnskapsført som utbytte. Gjennomgangen av beregningen av kontantvederlaget for de overførte andelene kan medføre endringer i vederlaget. Eventuelle justeringer forventes å bli bokført mot egenkapitalen i 4. kvartal 2001.

Fra og med juni 2001 kjøper Statoil all SDØEs oljeproduksjon, og inkluderer kjøp og salg av denne produksjonen i henholdsvis driftsinntekter og driftskostnader. Tidligere ble deler av SDØEs produksjon solgt direkte fra felt til ekstern kunde, og dette salget ble i Statoils regnskap medtatt netto i driftsresultatet.

Regnskapet er gjort opp i henhold til amerikanske regnskapsstandarder (USGAAP). For en avstemming mot norske regnskapsstandarder se note 10.

2. ANDRE INNTEKTER

Andre inntekter per 3. kvartal 2001 inkluderer en skattefri gevinst vedrørende salg av andeler i norske olje og gassfelt på 1,4 milliarder kroner. I tillegg er det inkludert en gevinst før skatt på 1,6 milliarder kroner vedrørende salg av selskapets 4,76 % andel i oljefeltet Kashagan i Kasakhstan. Gevinsten blir beskattet med 28 % skatt. Nevnte gevinster ble bokført i 2. kvartal 2001.

3. REGNSKAPSMESSIG BEHANDLING AV FINANSIELLE DERIVATER OG SIKRINGSAKTIVITETER

I juni 1998 utstedte Financial Accounting Standards Board (FASB) Statement No. 133, "Acccounting for Derivative Instruments and Hedging Activities" (Regnskapsmessig behandling av derivater og sikringsaktiviteter). Standarden medfører at alle derivater balanseføres til markedsverdi. Derivater som ikke er sikringsaktiviteter, skal justeres til markedsverdi over resultatregnskapet. Som implementeringseffekt av Statement No. 133 førte selskapet den 1. januar 2001 en netto kostnad på 2 millioner kroner i netto finansposter i resultatregnskapet for 1. kvartal 2001. Det var ikke påkrevd å føre noen implementeringseffekt i akkumulerte andre endringer i egenkapital knyttet til kontantstrømsikring.

Statoil opererer i de globale markedene for råolje, raffinerte produkter og naturgass og er således eksponert for svingninger i hydrokarbonpriser, valutakurser og rentesatser, noe som kan ha innvirkning på driftsinntekter og – kostnader, investeringer og finansiering. Ledelsen har benyttet og vil fortsatt benytte finansielle instrumenter og råvarebaserte derivatkontrakter for å redusere risikoen knyttet til samlet inntjening og kontantstrøm. I visse tilfeller anvender selskapet sikringsbokføring i henhold til Statement No. 133, og inngår også andre derivatkontrakter som medfører økonomisk sikring av visse risiki selv om sikringsbokføring enten ikke er tillatt etter regnskapsstandarden, eller ikke anvendes av selskapet. For mer informasjon om regnskapsprinsippene for derivater og sikringsaktiviteter henvises det til konsernregnskapet for 1. kvartal 2001.

Kontantstrømsikring

Statoil har klassifisert enkelte derivater som sikring av endringer i framtidig kontantstrøm fra salg av olje og raffinerte produkter i en periode på inntil 15 måneder. I 3. kvartal 2001 var ineffektivitet knyttet til Statoils kontantstrømsikring uvesentlig. Netto endring i akkumulerte andre endringer i egenkapital knyttet til tredje kvartals sikringstransaksjoner er uvesentlig. Nettobeløpet som i 3. kvartal 2001 er reklassifisert fra akkumulerte andre endringer i egenkapital til resultatregnskapet er 50 millioner kroner (etter skatt). Den 30. september 2001 var netto utsatt sikringsgevinst inkludert i akkumulerte andre endringer i egenkapital 29 millioner kroner. Hele den utsatte gevinsten forventes å bli reflektert i resultatregnskapet innen 31. desember 2001, samtidig med at de underliggende sikrede transaksjoner inngår i resultatet. En gevinst på 97 millioner kroner (før skatt) knyttet til tidsverdien på opsjoner benyttet ved sikring av visse råoljevolumer er holdt utenfor beregningene av effektiviteten til kontantstrømsikringen i 3. kvartal 2001, og er ført i resultatregnskapet under salgsinntekter for Undersøkelse og produksjon - Norge. Tilsvarende gevinst hittil i år er 36 millioner kroner.

Markedsverdisikring

Ingen del av gevinst eller tap på finansielle instrumenter er ekskludert fra vurderingen av markedsverdisikringens effektivitet i 3. kvartal 2001. Netto resultatført inntekt knyttet til ineffektivitet i markedsverdisikringen var uvesentlig og er inkludert i netto finansposter for tredje kvartal.

4. INFORMASJON OM FORRETNINGSOMRÅDENE

Statoil har virksomhet innenfor fire forretningsområder — Undersøkelse og produksjon - Norge, Internasjonal undersøkelse og produksjon, Naturgass og Foredling og markedsføring.

Oppdelingen i forretningsområder fastsettes ut fra virksomhet, geografisk beliggenhet og ledelsesrapportering. Sammensetningen av forretningsområder og vurderingen av områdenes resultater samsvarer med ledelsens grunnlag for å treffe strategiske beslutninger.

Informasjon om forretningsområder for 3. kvartal 2001 og 2000 samt periodene 1.1.-30.9. 2001 og 2000 vises nedenfor:

(i millioner kroner)	*Drifts-inntekter*	*Resultat før finans, skatt og minoritets-interesser*	*Skattekostnad for forretnings-området*	*Resultat for forretnings-området*
3. kvartal 2001				
Eksternt salg	775			
Mellom forretningsområder	16 024			
Undersøkelse og produksjon - Norge	16 799	11 292	8 941	2 351
Eksternt salg	584			
Mellom forretningsområder	440			
Internasjonal undersøkelse og produksjon	1 024	125	38	87
Eksternt salg	5 250			
Mellom forretningsområder	40			
Naturgass	5 290	1 721	1 301	420
Eksternt salg	55 978			
Mellom forretningsområder	75			
Foredling og markedsføring	56 053	696	238	458
Eksternt salg	160			
Mellom forretningsområder, eliminering	-16 579			
Øvrig virksomhet	-16 419	105	0	105
Sum	62 747	13 939	10 518	3 421

(i millioner kroner)	Drifts-inntekter	Resultat før finans, skatt og minoritets-interesser	Skattekostnad for forretnings-området	Resultat for forretnings-området
3. kvartal 2000				
Eksternt salg	336			
Mellom forretningsområder	17 460			
Undersøkelse og produksjon - Norge	17 796	12 683	9 422	3 261
Eksternt salg	118			
Mellom forretningsområder	1 171			
Internasjonal undersøkelse og produksjon	1 289	250	78	172
Eksternt salg	3 843			
Mellom forretningsområder	39			
Naturgass	3 882	1 248	783	465
Eksternt salg	51 915			
Mellom forretningsområder	57			
Foredling og markedsføring	51 972	1 376	383	993
Eksternt salg	371			
Mellom forretningsområder, eliminering	-18 727			
Øvrig virksomhet	-18 356	197	19	178
Sum	56 583	15 754	10 685	5 069

(i millioner kroner)	Drifts-inntekter	Resultat før finans, skatt og minoritets-interesser	Skattekostnad for forretnings-området	Resultat for forretnings-området
1.1.-30.9. 2001				
Eksternt salg	3 191			
Mellom forretningsområder	48 294			
Undersøkelse og produksjon - Norge	51 485	33 825	24 502	9 323
Eksternt salg	3 794			
Mellom forretningsområder	1 566			
Internasjonal undersøkelse og produksjon	5 360	2 493	748	1 745
Eksternt salg	17 158			
Mellom forretningsområder	10			
Naturgass	17 168	7 176	5 419	1 757
Eksternt salg	149 473			
Mellom forretningsområder	254			
Foredling og markedsføring	149 727	3 236	956	2 280
Eksternt salg	524			
Mellom forretningsområder, eliminering	-50 124			
Øvrig virksomhet	-49 600	-49	0	-49
Sum	174 140	46 681	31 625	15 056

(i millioner kroner)	Drifts-inntekter	Resultat før finans, skatt og minoritets-interesser	Skattekostnad for forretnings-området	Resultat for forretnings-området
1.1.-30.9. 2000				
Eksternt salg	977			
Mellom forretningsområder	49 226			
Undersøkelse og produksjon - Norge	50 203	32 626	24 383	8 243
Eksternt salg	5 326			
Mellom forretningsområder	2 231			
Internasjonal undersøkelse og produksjon	7 557	978	306	672
Eksternt salg	13 263			
Mellom forretningsområder	79			
Naturgass	13 342	4 811	3 304	1 507
Eksternt salg	143 205			
Mellom forretningsområder	170			
Foredling og markedsføring	143 375	3 151	878	2 273
Eksternt salg	683			
Mellom forretningsområder, eliminering	-51 706			
Øvrig virksomhet	-51 023	75	19	56
Sum	163 454	41 641	28 890	12 751

Lån forvaltes på konsernnivå og rentekostnader tilordnes ikke til forretningsområder. Skattekostnad beregnes av resultat før finans og minoritetsinteresser. Videre henføres ikke utsatt skattefordeler i forretningsområder med nettotap. Skattekostnad og resultat for forretningsområdene kan avstemmes mot konsernresultatregnskapet som følger:

(i millioner kroner)	3. kvartal 2001	3. kvartal 2000	1.1.-30.9. 2001	1.1.-30.9. 2000
Resultat for forretningsområdene	3 421	5 069	15 056	12 751
Netto finansposter	1 696	-1 749	747	-3 283
Skatt på finansposter og andre skattemessige justeringer	-883	989	-783	2 198
Minoritetsinteresser	-157	-136	-380	-232
Periodens resultat	4 077	4 173	14 640	11 434
Skattekostnad for forretningsområdene	10 518	10 685	31 625	28 890
Skattekostnad på finansposter og andre skattemessige justeringer	883	-989	783	-2 198
Skattekostnad	11 401	9 696	32 408	26 692

5. VARELAGER

Varelageret blir vurdert til det laveste av kostpris og markedspris land for land, og eventuell nedskrivning til markedspris regnskapsføres separat som permanent justering i kostprisen til varelageret. Det har ikke vært noen nedbygging av LIFO-lag med vesentlig innvirkning på resultatet i de rapporterte periodene.

(i millioner kroner)	*Per 30. september 2001*	*2000*	*Per 31. desember 2000*
Varelager			
Råolje	1 948	2 137	2 143
Petroleumsprodukter	2 581	2 884	2 928
Annet	957	1 914	498
Sum- Varelager vurdert etter FIFO-prinsippet	5 486	6 935	5 569
Justering til LIFO-verdi	-1 414	-2 048	-1 343
Sum	4 072	4 887	4 226

6. EGENKAPITAL

I løpet av året har det vært følgende endringer i egenkapitalen:

(i millioner kroner)	*Sum egenkapital*
Egenkapital per 31. desember 2000	67 826
Resultat for 1. kvartal 2001	4 328
Andre endringer i egenkapital ("comprehensive income")	-253
Kapitaltilskudd vedrørende SDØE eiendeler	3 744
Utbytte vedrørende SDØE eiendeler	-5 261
Egenkapital per 31. mars 2001	70 384
Resultat for 2. kvartal 2001	6 235
Andre endringer i egenkapital ("comprehensive income")	-221
Aksjeemisjon	12 882
Betaling av SDØE eiendeler (1)	-38 840
Bokført verdi av eiendeler overført til staten	-1 471
Netto kapitaltilskudd vedrørende SDØE eiendeler (2)	1 517
Ordinært utbytte	-5 668
Egenkapital per 30. juni 2001	44 818
Resultat for 3. kvartal 2001	4 077
Andre endringer i egenkapital ("comprehensive income")	-103
Egenkapital per 30. september 2001	48 792

(1) Består av betaling for SDØE-eiendelene, inklusiv rente og agio etter skatt

(2) Består av kontantstrøm etter skatt fra SDØE-eiendelene for 1. kvartal 2001 tilbakebetalt fra Den norske stat.

"Comprehensive income" (endringer i egenkapital utover innskudd av kapital og betaling av utbytte) består av følgende:

(i millioner kroner)	*3. kvartal 2001*	*3. kvartal 2000*	*1.1.-30.9. 2001*	*1.1.-30.9. 2000*
Periodens resultat	4 077	4 173	14 640	11 434
Omregningsdifferanse	-82	208	-606	819
Derivater til sikring av kontantstrømmer	-21	0	29	0
"Comprehensive income"	3 974	4 381	14 063	12 253

I ekstraordinær generalforsamling 10. mai 2001 ble aksjenes pålydende redusert fra 100 kroner til 2,50. Tilsvarende ble antall aksjer økt fra 49.397.140 aksjer til 1.975.885.600 aksjer. Alle henvisninger til antall aksjer og aksjerelaterte forholdstall er endret for å vise den nye aksjesplitten for alle tidligere perioder som er presentert.

I ekstraordinær generalforsamling 25. mai 2001 ble det besluttet å øke aksjekapitalen med NOK 62,5 millioner kroner ved å utstede 25 millioner aksjer ved overførsel fra innskutt annen egenkapital (fondsemisjon). Før kapitalforhøyelsen fraskrev staten sin fortrinnsrett ved kapitalforhøyelsen og aksjene ble utstedt til Statoil (egne aksjer). Intensjonen er at disse aksjene skal benyttes til bonusaksjer til private aksjonærer.

I ekstraordinær generalforsamling 17. juni 2001 ble det besluttet å øke aksjekapitalen med 471.750.000 kroner fra 5.002.214.000 kroner til 5.473.964.000 kroner ved utstedelse av 188.700.000 nye aksjer pålydende 2,50 kroner. I juni 2001 ble kapitalforhøyelsen gjennomført ved en offentlig emisjon. Statoil ble gjennom emisjonen tilført 12.882 millioner kroner (etter fradrag for kostnader knyttet til kapitalforhøyelsen).

7. FINANSPOSTER

Beløpene fremkommer som følger:

(i millioner kroner)	*3. kvartal 2001*	*3. kvartal 2000*	*1.1.-30.9. 2001*	*1.1.-30.9. 2000*
Renter og andre finansinntekter	509	705	1 683	1 570
Agioeffekter, netto	1 630	-1 956	1 230	-3 593
Renter og andre finanskostnader	-168	-534	-1 714	-1 490
Realiserte og urealiserte verdipapirgevinster (tap), netto	-275	36	-452	230
Netto finansposter	1 696	-1 749	747	-3 283

8. OMORGANISERING OG ANDRE OMKOSTNINGER

I 1999 besluttet selskapet å omorganisere sin virksomhet i USA innenfor oppstrømsvirksomhet, handel med naturgass samt elkraftsvirksomhet. I denne sammenheng ble det foretatt en avsetning for omorganisering på 1.400 millioner kroner, hovedsakelig knyttet til nedskrivning av eiendeler, fremtidige leiekostnader, kostnader ved driftsnedleggelse og for nedbemanning med ca. 180 ansatte. Beløpene som gjenstår av avsetningen per 31. desember 2000 og 30. september 2001, utgjør henholdsvis 224 millioner kroner og 147 millioner kroner. Gjenstående avsetning per 30. september er primært knyttet til fremtidige leiekostnader, kredittrisiko knyttet til solgte eiendeler og juridiske omkostninger som antas å bli oppgjort i 2001. Disse omkostningene er klassifisert som "Driftskostnader" og er knyttet til forretningsområdet Internasjonal undersøkelse og produksjon.

I 1999 bokførte selskapet også 500 millioner i sluttvederlag for en plan for nedbemanning med ca. 800 ansatte. Statoil får refundert en del av de samlede omorganiseringskostnadene fra lisenspartnerne i oppstrømsvirksomheten. Basert på faktiske kostnader ble 150 millioner kroner av avsetningen reversert i fjerde kvartal 2000. Videre ble det i fjerde kvartal 2000 avsatt 150 millioner kroner for et tilsvarende omstruktureringsprogram for ca. 250 ansatte. Bemanningsreduksjonen gjelder i hovedsak ansatte i Norge, og gjennomføres i flere av selskapets virksomhetsområder og innen de fleste fagområder. Per 30. september 2000 og 2001 ble henholdsvis 124 millioner kroner og 198 millioner kroner brukt av avsetningen. Resterende avsetning per 31. desember 2000 og 30. september 2001 utgjør henholdsvis 383 millioner kroner og 185 millioner kroner, i hovedsak knyttet til førtidspensjon og som vil bli utbetalt fram til den ansatte oppnår fulle pensjonsrettigheter. Per 30. september 2001 hadde de fleste av de ansatte som ble omfattet av 1999 planen sluttet. De øvrige ansatte som ble berørt av 2000 planen vil sannsynligvis slutte i løpet av 2001. Kostnadene er i hovedsak ført som "Driftskostnader" eller "Salgs- og administrasjonskostnader".

9. ANDRE FORPLIKTELSER

I 1996 igangsatte EU-kommisjonen ved konkurransedirektoratet en undersøkelse av medlemmene av GFU, inkludert Statoil. Undersøkelsen gjelder ordningene for salg av naturgass fra norsk kontinentalsokkel, inkludert virksomheten til GFU. Sent i 2000 indikerte EU-kommisjonen at de muligens ville ta rettslige skritt etter EU/EØSs konkurranseregler mot Statoil og andre selgere av norsk gass.

Den 13. juni 2001 mottok Statoil en såkalt "Statement of Objections" fra EU-kommisjonen. Dette er første skritt i en prosedyre som kan resultere i en sak mot Statoil som kan ta flere år. Klagen fra EU kommisjonen er i hovedsak knyttet til selve gassalgsorganiseringen som var pålagt av norske myndigheter. Statoil har frist til ut oktober 2001 for å svare på klagen.

Det er ventet at EUs konkurransedirektorat vil avholde muntlig høring i saken i desember 2001. Statoil kan ikke forutsi utfallet eller tidsrammen i denne saken. Dersom ytterligere rettslige skritt iverksettes kan EU-kommisjonen treffe vedtak som forbyr salg av naturgass fra den norsk sokkel i henhold til de eksisterende avtaler (herunder aktivitetene til GFU), ilegge selskapet bøter, pålegge selskapet å tilby kunder i eksisterende gassalgsavtaler (inkludert langsiktige "take-or-pay"avtaler) muligheten til å reforhandle eller avslutte disse avtalene og/eller pålegge selskapet andre forpliktelser for å avhjelpe mulige negative konsekvenser av den påståtte overtredelsen. Skulle det bli konstatert at Statoil har brutt EU/EØSs konkurranseregler vil dette kunne føre til at kontraktsmotpartene i naturgassalgsavtalene bestrider gyldigheten av disse avtalene og eventuelt også fremsetter betydelige erstatningskrav. Hvis EU-kommisjonen skulle beslutte å iverksette rettslige skritt vil selskapet forsvare seg med tyngde. Statoil mener å ha gode argumenter til støtte for sin posisjon.

I tillegg er selskapet gjennom sin ordinære virksomhet involvert i rettssaker, og det finnes for tiden en rekke uavklarte tvister. Det endelige omfanget av selskapets forpliktelser i henhold til slike tvister og krav lar seg ikke beregne på dette tidspunktet. Statoil har gjort avsetninger i regnskapene for disse uavklarte forhold basert på ledelsens beste estimat. Ledelsen tror ikke at utfallet av rettssakene og tvistene selskapet er involvert i, vil påvirke dets økonomiske stilling, driftsresultat eller kontantstrøm i vesentlig negativ retning.

10. AVSTEMMING AV FORSKJELLER MELLOM AMERIKANSKE (USGAAP) OG NORSKE (NGAAP) REGNSKAPSSTANDARDER

(i millioner kroner)	*3. kvartal* 2001	*3. kvartal* 2000	*1.1.-30.9.* 2001	*1.1.-30.9.* 2000
Periodens resultat i henhold til NGAAP	4 077	4 173	14 640	11 434
a) Omarbeiding av historiske tall for å inkludere resultatet av overførte SDØE-andeler, før skatt	-	-5 019	-7 981	-13 391
b) Omarbeiding varelagerverdi fra FIFO til LIFO, før skatt	-334	332	71	1 165
c) Andre justeringer, før skatt	-401	-110	-377	-46
d) Endret skattekostnad som følge av justeringene ovenfor, og andre skatteendringer	412	3 639	6 322	9 341
Periodens resultat i henhold til NGAAP	3 754	3 015	12 675	8 503

(i millioner kroner)	*Per 30. september* 2001	*Per 30. september* 2000	*Per 31. desember* 2000
Egenkapital i henhold til NGAAP	48 792	63 942	67 826
Minoritetsinteresser i henhold til USGAAP	2 764	2 313	2 480
a) Omarbeiding av historiske tall for å inkludere resulatet av overførte SDØE-andeler, før skatt	-	-26 117	-26 000
b) Omarbeiding av varelagerverdi fra FIFO til LIFO, før skatt	1 414	2 047	1 343
c) Andre justeringer, før skatt	-139	138	238
d) Endret skattekostnad som følge av justeringene ovenfor, og andre skatteendringer	77	12 530	12 216
e) Avsetning for foreslått utbytte	-	-	-5 668
Egenkapital i henhold til NGAAP	52 908	54 853	52 435

a) Den 26. april 2001 besluttet Stortinget, som et ledd i omstruktureringen av Den norske stats eierskap på norsk kontinentalsokkel, å overføre enkelte eiendeler fra statens direkte økonomiske engasjement (SDØE) til Statoil. Endelig avtale om overdragelse ble inngått mellom staten ved Olje- og energidepartementet og Statoil 10. mai 2001. Da overførselen skjedde mellom enheter under felles kontroll videreføres bokførte verdier av de overdratte eiendelene i SDØE i Statoils regnskap (kontinuitetsgjennomskjæring).

I henhold til NGAAP medtas de overførte andeler fra SDØE først fra overføringen 1. juni 2001. I henhold til USGAAP omarbeides alle tidligere regnskapsperioder i regnskap avlagt etter tidspunkt for overføringen.

I USGAAP-regnskapet inngår de overførte SDØE-andelene med følgende beløp frem til 1. juni 2001:

	3. kvartal		1.1.-30.9.	
(i millioner kroner)	2001	2000	2001	2000
Driftsinntekter	-	4 391	8 509	14 633
Varekostnader	-	2 590	3 607	5 926
Driftskostnader	-	-1 325	-2 434	-3 958
Avskrivninger	-	-847	-1 768	-3 526
Netto finansposter	-	210	67	316
Skattekostnad	-	-3 685	-5 952	-9 720
Periodens resultat	-	1 334	2 029	3 671

(i millioner kroner)	Per 30. september 2000	Per 31. desember 2000
Anleggsmidler	29 690	29 927
Netto arbeidskapital	405	887
Langsiktige avsetninger	16 293	15 548
Egenkapital	12 992	13 492
Gjeld og egenkapital	29 690	29 927

Netto kontantstrøm frem til 1. januar 2001 er forutsatt løpende betalt som utbytte. Langsiktige avsetninger består i all hovedsak av utsatt skatt og fjerningsforpliktelser. Eliminering av intern omsetning mellom Statoil og SDØE medfører negativ varekostnad i perioden.

b) I NGAAP-regnskapet anses varelageret å bestå av sist innkjøpte varer (FIFO-prinsippet). I USGAAP-regnskapet anses råolje og raffinerte produkter i raffinerilagrene å bestå av først innkjøpte varer (LIFO-prinsippet).

c) Andre justeringer inkluderer blant annet forskjellig periodisering av salg og tilbakeleie, salg av del av offshore produksjonsanlegg og urealiserte gevinster på handel med råvarederivater.

d) Endret skattekostnad og endret utsatt skattegjeld skyldes i all hovedsak skatt på ovennevnte forskjeller. I tillegg er utsatt skatt på inntekt fra skipsfartsbeskattet virksomhet i NGAAP-regnskapet vurdert til nåverdi, mens den i USGAAP- regnskapet er vurdert til nominell verdi.

e) I NGAAP-regnskapet gjøres det avsetning for foreslått utbytte ved avleggelse av årsregnskapet. I USGAAP-regnskapet gjøres avsetning for utbytte først ved generalforsamlingens beslutning.

HMS-REGNSKAP


PERSONSKADEFREKVENS
12
10
8
6
4
2
0
3. KV 99
4. KV 99
1. KV 2000
2. KV 2000
3. KV 2000
4. KV 2000
1. KV 2001
2. KV 2001
3. KV 2001

Personskadefrekvensen angir antall yrkesskader (fraværsskader, tilfeller av alternativt arbeid etter skade og andre personskader eksklusiv førstehjelpsskader) per million arbeidstimer. Både Statoil-ansatte og leverandøransatte er inkludert.


ALVORLIG HENDELSESFREKVENS
6
5
4
3
2
1
0
3. KV 99
4. KV 99
1. KV 2000
2. KV 2000
3. KV 2000
4. KV 2000
1. KV 2001
2. KV 2001
3. KV 2001

Alvorlig hendelsesfrekvens angir antall hendelser med høyt tapspotensial per million arbeidstimer.


FRAVÆRSSKADEFREKVENS
4
3
2
1
0
3. KV 99
4. KV 99
1. KV 2000
2. KV 2000
3. KV 2000
4. KV 2000
1. KV 2001
2. KV 2001
3. KV 2001

Fraværsskadefrekvensen angir antall yrkesskader som fører til fravær per million arbeidstimer. Både Statoil-ansatte og leverandøransatte er inkludert.


OLJESØL
200
150
100
50
0
3. KV 99
4. KV 99
1. KV 2000
2. KV 2000
3. KV 2000
4. KV 2000
1. KV 2001
2. KV 2001
3. KV 2001

Oljesøl (m3) omfatter utilsiktede oljeutslipp til ytre miljø. Søl som samles opp på anlegget før det når ytre miljø, inkluderes ikke.